Filed by Public Service Enterprise Group Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company:

Public Service Enterprise Group Incorporated

(Commission File No. 001-09120)

A series of Q&As concerning the proposed merger

March 8, 2005

PLEASE PRINT AND POST FOR EMPLOYEES WITHOUT ACCESS TO E-MAIL

Corporate communications and human resources continue to work together to gather employees’ questions concerning the planned merger between PSEG and Exelon. We will attempt to respond in a timely fashion. We recognize that information helps ease uncertainties about change. However, please realize that some questions may not have answers until later in the transition period.

Meanwhile, if you have a question, you can submit it by e-mail to mergerquestions@pseg.com.

Q.	Does Exelon have an Employee Stock Purchase Plan? Does it allow for dividend reinvestment and give a discount, as the PSEG plan does?
A.

The answer to all three is yes. It would seem likely that the plan would continue for the new Exelon Electric & Gas company, but these plans – just as with our own – are regularly evaluated and can be discontinued at any time.

Q.	Does the price of PSEG’s stock affect the 1.225 exchange offer?
A.	No. The 1.225 exchange ratio is set in the merger agreement and is not affected by changes in the stock price of either PSEG or Exelon.
Q.

If PSEG shareholders were to vote against the proposed merger and Exelon shareholders approve the merger, what would be the outcome? Would the tentative merger still be approved? What if the shareholders of both companies vote against the merger?

A.	To be approved, the merger will need the approval of shareholders of both PSEG and Exelon. If either company’s shareholders vote against the agreement, it would not be approved.
Q.

Will PSEG Services Corporation exist after the new company is formed or will the services provided by PSEG Services all be absorbed by Exelon? If PSEG Services is absorbed, will all of the services positions be in Chicago? Do you know where HR, risk management or treasury will be located?

A.

It is expected that PSEG Services will not exist in a post-merger company structure, but be merged into a larger corporate/shared services organization. One of the joint integration teams that have been announced is the Corporate/Shared Services team, with Bob Busch, president of PSEG Services Corp., serving as executive sponsor, and Bill Arndt of Exelon serving as co-lead. That team will be responsible for examining how shared services are offered at both companies and come up with a structure – and procedures – for the new organization. The team will also be charged with determining where to locate positions. It is expected that not all of the services company positions will be located in Chicago. It is too early, though, to say which positions – or how many positions – in the services company might be located in Newark.

Q.

In 2002, the Services Corporation went through a price to compare exercise and learned that, in most cases, we are more efficient and cost less than what we can get on the outside. Exelon seems to use a lot of outside contractors to do things. Will we be given the opportunity to show Exelon how we might be able to provide services to the new combined company at a savings?

A.

The integration teams that were announced earlier will be looking at how work is being done in both companies. They are charged with looking for the best practices across the two companies (and, in some cases, from outside the two companies, as well). They will be interested in how best to meet the needs of the new company in terms of both quality and cost. Service Corp. practice areas will certainly get a chance to show how services are provided and at what cost.

Q.	After the merger, will the PSEG headquarters building in Newark be sold?
A.

PSEG does not own the 80 Park Plaza building in Newark, but does have a long-term lease of the building. The combined company will continue to utilize the building after the merger is completed. It has already been announced that PSE&G will remain headquartered at 80 Park Plaza and that the new combined power company will also be headquartered in the same building. While no decisions have been made, some support services employees will be located here, as well.

Q.

I was recently denied mortgage insurance in the event of unemployment based on the recent merger announcement. The provider must have felt that my job here was unstable because of the pending merger. What can I tell a lending institution/insurance provider in my defense? How can I fight this decision?

A.

The company does not offer its employees legal counsel on financial matters. However, if you are uncertain as to why you were denied the insurance coverage, you should inquire about this with the mortgage insurance company. There is ample public information available about the timing and scope of the merger. You may want to consider offering the mortgage insurer some of that information, or seek another provider.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Public Service Enterprise Group Incorporated and Exelon Corporation, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical or current facts. Such statements are based upon the current beliefs and expectations of Public Service Enterprise Group Incorporated’s and Exelon Corporation’s management, are subject to significant risks and uncertainties and may differ materially from actual future experience involving any one or more of such matters. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the timing of the contemplated merger and the impact of any conditions imposed by regulators in connection with their approval thereof; the failure of Public Service Enterprise Group Incorporated and Exelon Corporation stockholders to make the requisite approvals for the transaction; the risk that the businesses will not be integrated successfully; failure to quickly realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors; the effects of weather; the performance of generating units and transmission systems; the availability and prices for oil, gas, coal, nuclear fuel, capacity and electricity; changes in the markets for electricity and other energy-related commodities; changes in the number of participants and the risk profile of such participants in the energy marketing and trading business; the effectiveness of our risk management and internal controls systems; the effects of regulatory decisions and changes in law; changes in competition in the markets we serve; the ability to recover regulatory assets and other potential stranded costs; the outcomes of litigation and regulatory proceedings or inquiries; the timing and success of efforts to develop domestic and international power projects; conditions of the capital markets and equity markets; advances in technology; changes in accounting standards; changes in interest rates and in financial and foreign currency markets generally; the economic and political climate and growth in the areas in which we conduct our activities; and changes in corporate strategies. While we believe that our forecasts and assumptions are reasonable, we caution that actual results may differ materially. We intend the forward-looking statements to speak only as of the time first made and we do not undertake to update or revise them as more information becomes available. Additional factors that could cause Public Service Enterprise Group Incorporated’s and Exelon Corporation’s results to differ materially from those described in the forward-looking statements can be found in the 2004 Annual Reports on Form 10-K of Public Service Enterprise Group Incorporated and Exelon Corporation, respectively, as such reports may have been amended, each filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s website, www.sec.gov.

Additional Information

This communication is not a solicitation of a proxy from any security holder of Public Service Enterprise Group Incorporated or Exelon Corporation. Exelon Corporation has filed with the Securities and Exchange Commission a registration statement (File No. 333-122704) that includes a preliminary joint proxy statement/prospectus. A definitive joint proxy statement/prospectus and other relevant documents are expected to be mailed by Public Service Enterprise Group Incorporated and Exelon Corporation to their respective security holders in connection with the proposed merger of Public Service Enterprise Group Incorporated and Exelon Corporation. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED, EXELON CORPORATION AND THE PROPOSED MERGER. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the Securities and Exchange Commission free of charge at the Securities and Exchange Commission’s website, www.sec.gov. In addition, a copy of the definitive joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Public Service Enterprise Group Incorporated, Investor Relations, 80 Park Plaza, P.O. Box 1171, Newark, New Jersey 07101-1171, or from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398.

Participants in Solicitation

Public Service Enterprise Group Incorporated, Exelon Corporation, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Public Service Enterprise Group Incorporated’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Public Service Enterprise Group Incorporated on March 10, 2004, and information regarding Exelon Corporation’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Exelon Corporation on March 12, 2004. OTHER INFORMATION REGARDING THE PARTICIPANTS IN THE PROXY SOLICITATION AND A DESCRIPTION OF THEIR

DIRECT AND INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, WILL BE CONTAINED IN THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE.